  EXHIBIT 99.1

September 21, 2017	News Release 17-17

Brucejack Mine Update

Vancouver, British Columbia September 21, 2017; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) is pleased to report that the ramp-up continues to advance at the high-grade gold Brucejack Mine, and the mine is targeting steady state production for the end of 2017.

With the grade ramping up and the mill now exclusively processing stope ore, production of doré and flotation concentrate has increased. As a result of the increased production and the concomitant proceeds from the sale of doré and flotation concentrate, the Company is expected to achieve positive working capital by the end of this quarter.

All of the main operating units in the mill building are performing as expected, and the plant is consistently operating at nameplate capacity of 2,700 tonnes per day or better. Optimization of the gold recovery process is ongoing and the start-up issues encountered within the gold room have been addressed. The production of metallic slag has been eliminated. Gold recovery at the shaker table has significantly improved, and overall, gold recoveries are currently exceeding 95%.

Long-hole drilling is currently drilling off stopes at a rate of approximately 250 meters per day. Currently 7 stopes are operational, 3 stopes are available for drilling and an additional 24 stopes are in various stages of development.

Gold production for the third quarter is expected to be announced in October.

Lyle Morgenthaler, B.A.Sc., P.Eng., Chief Mine Engineer, Pretium Resources Inc. is the Qualified Person (“QP”) responsible for Brucejack Mine development.

About Pretivm

Pretivm is ramping-up gold production at the high-grade underground Brucejack mine in northern British Columbia.

For further information contact:

Joseph Ovsenek	Troy Shultz
President & CEO	Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Forward-Looking Statements

This News Release contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continues,” “estimates,” “expects,” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information may include, but is not limited to, information with respect to our planned exploration and development activities, the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, the adequacy of Pretivm's financial resources, the estimation of mineral reserves and resources including the 2016 Valley of the Kings Mineral Resource estimate and the Brucejack Mineral Reserve estimate, realization of mineral reserve and resource estimates and timing of development of Pretivm's Brucejack Mine, costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Mine, timing and receipt of approvals, consents and permits under applicable legislation, Pretivm's executive compensation approach and practice, and statements regarding USD cash flows and the recurrence of foreign currency translation adjustments. Wherever possible, words such as “plans”, “expects”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's Annual Information Form dated March 30, 2017 filed on SEDAR at www.sedar.com and in the United States on Form 40-F through EDGAR at the SEC's website at www.sec.gov. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.

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